Exhibit 99.1

Royal Bank of Canada to repurchase up to 35 million of its common shares

TORONTO, May 29, 2025 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced its intention, subject to the approval of the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI), to commence a normal course issuer bid and to repurchase for cancellation up to 35 million of its common shares. The Bank intends to file a notice of intention with the TSX in this regard.

Purchases may commence on June 12, 2025, provided the TSX has accepted the notice of intention, and may continue until June 11, 2026, when the bid expires or such earlier date as the Bank may complete its purchases pursuant to the notice of intention. Purchases may be made through the TSX, the New York Stock Exchange and other designated exchanges and alternative Canadian trading systems. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

The shares that may be repurchased represent approximately 2.48 per cent of the Bank’s outstanding common shares as at May 15, 2025. On May 15, 2025, there were 1,410,504,852 common shares outstanding.

The proposed normal course issuer bid will give the Bank flexibility to manage its capital position while generating shareholder value. On April 30, 2025, the Bank’s Common Equity Tier 1, Tier 1 and Total capital ratios were 13.2 per cent, 14.7 per cent and 16.5 per cent, respectively.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to RBC’s beliefs, plans, expectations and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance

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(which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2024 (the 2024 Annual Report) and the Risk management section of our Q2 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our

2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports.

Any forward-looking statements contained in this press release represent the views of RBC only as of the date hereof, and except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

Investor Contacts:

Asim Imran, Investor Relations, asim.imran@rbc.com, 416-955-7804

Media Contact:

Gillian McArdle, Financial Communications, gillian.mcardle@rbccm.com, 416-842-4231